LIMITED LIABILITY COMPANY AGREEMENT

OF

TYLA-SIMONE'S WINGS LLC

TABLE OF CONTENTS

1. Organization 1

    (a) Formation 1

    (b) Name and Place of Business 1

    (c) Business and Purpose of the Company 1

    (d) Term 1

    (e) Required Filings 1

    (f) Registered Office and Registered Agent 1

2. Definitions 1

3. Capitalization and Financing 2

4. Allocation of Profits and Losses.. 2

5. Distributions 2

6. Company Expenses... 2

7. Authority and Responsibilities of the Member... 2

    (a) Management... 2

    (b) Member Authority 2

    (c) Indemnification of Member 3

    (d) Authority as to Third Persons 4

8. Assignment of the Member's Interest 4

9. Records, Audits and Reports 4

10. Termination and Dissolution.. 4

    (a) Termination and Dissolution of the Company 4

    (b) Certificate of Cancellation 5

    (c) Liquidation of Assets 5

11. Relationship of This Agreement to the Act 5

12. Miscellaneous 5

    (a) Successors and Assigns... 5

    (b) Severability.. 5

    (c) Notices... 5

    (d) Member's Address... 5

    (e) Governing Law.. 6

    (f) Captions... 6

(g)   Gender 6

(h)   Time 6

(i)   Descriptions... 6

(j)   Venue 6

(k)   Partition 6

(l)   Benefits of Agreement; No Third-Party Rights 6

(m)   Integrated and Binding Agreement 6

LIMITED LIABILITY COMPANY AGREEMENT

OF

TYLA-SIMONE'S WINGS LLC

This Limited Liability Company Agreement (as the same may be amended, restated or otherwise modified from time to time, this "Agreement"), effective February 17, 2020, is entered into by Monique Crayton, a Texas resident and individual ("Member"), as the sole Member of Tyla-Simone's Wings LLC (the "Company"), pursuant to the Act (as such term is defined below) on the following terms and conditions.

1. **Organization**.

   (a) **Formation**. On November 10, 2017, the Certificate of Formation was filed in the office of the Secretary of State of Texas in accordance with and pursuant to the Act.

   (b) **Name and Place of Business**. The name of the Company shall be "Tyla-Simone's Wings LL," and its principal place of business shall be 7322 Southwest Freeway, Houston, Texas 77074. The Member may change such name, change such place of business or establish additional places of business of the Company as the Member may determine to be necessary or desirable.

   (c) **Business and Purpose of the Company**. The purpose of the Company is to engage in any lawful act or activity for which a limited liability company may be organized under the Act.

   (d) **Term**. The term of this Agreement shall be until the Company is dissolved as provided in this Agreement.

   (e) **Required Filings**. The Member shall execute, acknowledge, file, record and/or publish such certificates and documents, as may be required by this Agreement or by law in connection with the formation and operation of the Company.

   (f) **Registered Office and Registered Agent**. The Company's initial registered office and initial registered agent shall be as provided in the Certificate of Formation. The registered office and registered agent may be changed from time to time by the Member by filing the address of the new registered office and/or the name of the new registered agent pursuant to the Act.

2. **Definitions**. The following capitalized terms are intended to have the meaning set forth below:

   "**Act**" means the Texas Business Organizations Code, as the same may be amended from time to time.

   "**Affiliate**" means (i) any person directly or indirectly controlling, controlled by or under common control with another person; (ii) a person owning or controlling 10% or more of the outstanding voting securities of such other person; (iii) any officer, director or partner of such other person; and (iv) if such other person is an officer, director or partner, any company for which such person acts in any capacity. The term "person" shall include any natural person, corporation, partnership, trust, unincorporated association or other legal entity.

3. **Capitalization and Financing**. Member has made one or more capital contributions as recorded in the books and records of the Company. Member may, but shall have no obligation to, make additional capital contributions.

4. **Allocation of Profits and Losses**. For so long as the Company has one member, it shall be disregarded as separate from its owner within the meaning of Treas. Reg. section 301.7701-3(b)(1)(ii), and all profits and losses of the Company shall be treated as those of the Member. In the event the Company admits additional members, this Agreement shall be amended to reflect the allocations to the members for U.S. federal income tax purposes.

5. **Distributions**. Distributions shall be made to the Member at the times and in the aggregate amounts determined by the Member.

6. **Company Expenses**. The Company shall pay directly, or reimburse the Member, as the case may be, for all of the costs and expenses of the Company's operations.

7. **Authority and Responsibilities of the Member**.

   (a) **Management**. The business and affairs of the Company shall be managed by the Member. The Member shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Member may act by written consent. The Member may appoint one or more officers and delegate to such officers any authority that the Member has to manage the business and affairs of the Company. The initial officers of the Company are Monique Crayton as Chief Operating Officer and Tyla-Simone Crayton as Chief Executive Officer, with each officer having full authority to manage and conduct the operations of the Company and to bind the Company.

   (b) **Member Authority**. The Member shall have all authority, rights and powers conferred by law and those required or appropriate to the management of the Company's business, which, by way of illustration but not by way of limitation, shall include the right, authority and power to cause the Company to:

   (i) Acquire, hold, develop, lease, rent, operate, sell, exchange, subdivide and otherwise dispose of the Company's property;

   (ii) Borrow money on such terms and in such amounts as the Member deems to be in the best interest of the Company;

   (iii) To pledge or mortgage or subject the Company's property to any security device, to obtain replacements of any mortgage or other security device and to prepay, in whole or in part, refinance, increase, modify, consolidate, or extend any mortgage or other security device, all on such terms as the Member deems to be in the best interest of the Company;

(iv) Enter into such contracts and agreements as the Member determines to be reasonably necessary or appropriate in connection with the Company's business and purpose (including contracts with Affiliates of the Member), and any contract of insurance that the Member deems necessary or appropriate for the protection of the Company and the Member, including errors and omissions insurance, for the conservation of Company assets, or for any purpose convenient or beneficial to the Company;

(v) Employ persons, who may be Affiliates of the Member, in the operation and management of the business of the Company;

(vi) Prepare or cause to be prepared reports, statements, federal, state and local income tax returns, and other relevant information for distribution to the Member;

(vii) Open accounts and deposits and maintain funds in the name of the Company in banks, savings and loan associations, "money market" mutual funds and other instruments as the Member may deem in its discretion to be necessary or desirable;

(viii) Make or revoke any tax elections;

(ix) Select as its accounting year a calendar or fiscal year as may be approved by the Internal Revenue Service;

(x) Determine the appropriate accounting method or methods to be used by the Company;

(xi) Require in any Company contract that the Member shall not have any personal liability, but that the person or entity contracting with the Company is to look solely to the Company and its assets for satisfaction;

(xii) Lease personal property for use by the Company;

(xiii) Establish reserves from income in such amounts as the Member may deem appropriate;

(xiv) Initiate legal actions, settle legal actions and defend legal actions;

(xv) Issue additional interests, classes, or series of interests in the Company and determine the rights, preferences, duties, and obligations of such additional interests, classes, or series of interests.

(xvi) Admit itself as a Member; and

(xvii) Execute, acknowledge and deliver any and all instruments to effectuate the foregoing and take all such actions in connection therewith as the Member may deem necessary or appropriate. Any and all documents or instruments may be executed on behalf and in the name of the Company by the Member.

(c) Indemnification of Member. The Member, its shareholders, Affiliates, officers, directors, partners, employees, agents and assigns (collectively, the "Covered Persons"), shall not be liable for, and shall be indemnified and held harmless (to the extent of the Company's assets) from, any loss or damage incurred by them, the Company or the Member in connection with the business of the Company, including costs and reasonable attorneys' fees and any amounts expended in the settlement of any claims of loss or damage resulting from any act or omission.

(d) **Authority as to Third Persons**.

    (i)   No third party dealing with the Company shall be required to investigate the authority of the Member. No purchaser of any property or interest owned by the Company shall be required to determine the right to sell or the authority of the Member to sign and deliver any instrument of transfer on behalf of the Company, or to see to the application or distribution of revenues or proceeds paid or credited in connection therewith.

    (ii)   The Member shall have full authority to execute on behalf of the Company any and all agreements, contracts, conveyances, deeds, mortgages and other instruments, and the execution thereof by the Member executing on behalf of the Company shall be the only execution necessary to bind the Company thereto.

8. **Assignment of the Member's Interest**. The Member may sell, assign, hypothecate, encumber or otherwise transfer all or any part of its interest in the Company.

9. **Records, Audits and Reports**. The Company shall maintain at its principal office the Company's records and accounts of all operations and expenditures of the Company including the following:

(a) The full name and last known business or resident address of the Member, together with the Capital Contribution of the Member;

(b) A copy of the Certificate of Formation and all amendments thereto, together with any powers of attorney pursuant to which the Certificate of Formation or any amendments thereto were executed;

(c) Copies of the Company's Federal, state, and local income tax or information returns and reports, if any, for the three most recent taxable years;

(d) Copies of this Agreement and any amendments thereto together with any powers of attorney pursuant to which any written accounting or any amendments thereto were executed;

(e) Copies of any financial statements of the Company, if any, for the six most recent years; and

(f) The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four fiscal years.

10. **Termination and Dissolution**.

(a) **Termination and Dissolution of the Company**. The Company shall be dissolved, shall terminate and its assets shall be disposed of, and its affairs wound up upon a determination by the Member to terminate the Company.

(b) Certificate of Cancellation. Upon the completion of the winding up of the affairs of the Company, the Member shall file a Certificate of Termination.

(c) Liquidation of Assets. Upon a dissolution and termination of the Company, the Member shall take full account of the Company assets and liabilities, shall liquidate the assets as promptly as is consistent with obtaining the fair market value thereof, and shall apply and distribute the proceeds therefrom in the following order:

    (i)   To the payment of creditors of the Company, including the Member, but excluding secured creditors whose obligations will be assumed or otherwise transferred on the liquidation of Company assets;

    (ii)   To the setting up of any reserves as required by law for any contingent liabilities or obligations of the Company; provided, however, that said reserves shall be deposited with a bank or trust company in escrow at interest for the purpose of disbursing such reserves for the payment of any of the aforementioned contingencies and, at the expiration of a reasonable period, for the purpose of distributing the balance remaining in accordance with remaining provisions of this Section 10(c); and

    (iii) Any remaining amount to the Member.

11. Relationship of This Agreement to the Act. Many of the terms of this Agreement are intended to alter or extend provisions of the Act as they may apply to the Company or the Member. Any failure of this Agreement to mention or specify the relationship of such terms to provisions of the Act that may affect the scope or application of such terms shall not be construed to mean that any of such terms is not intended to be an limited liability company agreement provision authorized or permitted by the Act or which in whole or in part alters, extends or supplants provisions of the Act as may be allowed thereby.

12. Miscellaneous.

(a) Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Member.

(b) Amendments. The Member may, in its sole discretion, amend this Agreement so long as such amendment is in writing and executed by the Member.

(c) Severability. In the event any sentence or Section of this Agreement is declared by a court of competent jurisdiction to be void, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

(d) Notices. All notices under this Agreement shall be in writing and shall be given to the Member by personal service or by mail, posted to the address maintained by the Company for such person or at such other address as it may specify in writing.

(e) Member's Address. The name and address of the Member is as follows:

Monique Crayton

7322 Southwest Freeway

Houston, Texas 77074

(f)   **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

(g)   **Captions**. Section titles or captions contained in this Agreement are inserted only as a matter of convenience and reference. Such titles and captions in no way define, limit, extend or describe the scope of this Agreement nor the intent of any provisions hereof.

(h)   **Gender**. Whenever required by the context hereof, the singular shall include the plural, and vice versa, the masculine gender shall include the feminine and neuter genders, and vice versa.

(i)   **Time**. Time is of the essence with respect to this Agreement.

(j)   **Descriptions**. All descriptions referred to in this Agreement are expressly incorporated herein by reference as if set forth in full, whether or not attached hereto.

(k)   **Venue**. Any Action relating to or arising out of this Agreement shall be brought only in a court of competent jurisdiction located in Delaware.

(l)   **Partition**. The Member agrees that the assets of the Company are not and will not be suitable for partition. Accordingly, the Member hereby irrevocably waives any and all rights that he may have, or may obtain, to maintain any action for partition of any of the assets of the Company.

(m)   **Benefits of Agreement; No Third-Party Rights**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the Member. Nothing in this Agreement shall be deemed to create any right in any person (other than Covered Persons with respect to the indemnification provisions set forth in Section 7(d)) not a party hereto, and this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third person.

(n)   **Integrated and Binding Agreement**. This Agreement contains the entire understanding and agreement of the Member.

(Signature Page Follows)

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first set forth in the preamble.

MEMBER

Monique Crayton

By:_____

Name: Monique Crayton

Title: OWNER